Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
55 University Professors From Around The World Come To Paris
for the Second Total Energy & Education Seminar
Paris, March 2nd, 2009 — The second Total Energy & Education Seminar will be held in Paris from March 1 to 5. On this occasion, Université Total will welcome 55 professors, representing 52 universities in 24 countries*, for a series of lectures and discussions on energy and education issues. Specialized in disciplines relating to energy, economics or management, the participants will have the opportunity to share their views with around 20 Total senior executives and outside experts.
The issues that will be addressed during the week-long seminar include the future of energy, climate change, relations between universities and business, and the impact of globalization on education and human resources management. The final session on the seminar agenda will take place at Collège de France, where Total has recently agreed to fund a new Sustainable Development, Environment, Energy and Society Chair. The holder of the chair, Professor Henri Léridon, the distinguished Director of Research at the French National Institute of Demographic Research (INED), will deliver his inaugural lecture to seminar participants.
The Total Energy & Education Seminar builds on existing initiatives launched by Total to help its subsidiaries around the world develop their relations with universities, which are a key training ground for Total’s businesses. One example is the Total Summer School for university students, founded in 2006. The fourth session, to be held in July 2009 in the Paris region, will bring together 140 students of more than 20 nationalities for a week of presentations and discussions on the future of energy, climate change and corporate social responsibility.
François Viaud, President of Human Resources & Corporate Communications at Total, says: “These new forums for discussion with students and teachers make an important contribution to the Group’s international development. Total now recruits nearly 70% of its managers outside France, from more than 79 different countries. To be a preferred employer in these countries and integrate diversity into the highest reaches of management, we need to be constantly aware of people’s expectations and perceptions of our company.”

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
*24 countries will be represented at the second Total Energy & Education Seminar: Algeria, Angola, Argentina, Canada, China, France, Germany, India, Indonesia, Iran, Iraq, Italy, Libya, Nigeria, Norway, Romania, Russia, South Africa, Spain, Turkey, the United Kingdom, the United States, Venezuela and Yemen.
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The Total Energy & Education Seminar is a program of Université Total (www.universite.total.com). The Group founded its corporate university in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com